Exhibit 99.2

Qwest Communications International Inc.

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME (LOSS) (1)

(UNAUDITED)

	2011	2010				2009
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

OPERATING REVENUES	$2,846	2,899	2,935	2,930	2,966	2,994	3,054	3,090	3,173
OPERATING EXPENSES
Cost of services and products (exclusive of depreciation and amortization)	1,178	1,238	1,286	1,240	1,247	1,342	1,363	1,376	1,342
Selling, general and administrative	556	679	600	633	606	623	625	645	709
Depreciation and amortization	533	555	552	548	545	579	581	578	573

Total operating expenses	2,267	2,472	2,438	2,421	2,398	2,544	2,569	2,599	2,624

OPERATING INCOME	579	427	497	509	568	450	485	491	549

OTHER INCOME (EXPENSE), NET
Interest expense, net	(227)	(240)	(255)	(265)	(279)	(279)	(274)	(276)	(260)
(Loss) gain on embedded option of convertible debt	—	(267)	(229)	21	—	—	—	—	—
Loss on early retirement of debt	—	—	(3)	—	(42)	—	—	—	—
Other income (expense), net	5	(1)	8	1	—	6	—	2	9

Total other expense (income), net	(222)	(508)	(479)	(243)	(321)	(273)	(274)	(274)	(251)

INCOME (LOSS) BEFORE INCOME TAX EXPENSE	357	(81)	18	266	247	177	211	217	298
Income tax expense	146	80	108	108	209	69	75	5	92

NET INCOME (LOSS)	$211	(161)	(90)	158	38	108	136	212	206

(1)	We have reclassified certain prior year amounts to conform to the current period presentation.